UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben Gurion Street

Ramat Gan 5257346, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 3, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) was served with a motion (the “Motion”) filed by a shareholder of the Company with the Economic Division of the Tel Aviv-Jaffa District Court, requesting court authorization, pursuant to Section 198 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), to file a derivative claim on behalf of the Company against the Company’s controlling shareholder and certain current and former directors and officers of the Company (collectively, the “Respondents”).

The Motion alleges that the Respondents breached their duties of care, loyalty and fairness owed to the Company in connection with the Company’s 2024 acquisition of The Social Proxy Ltd. (the “Subsidiary”), including alleged failures to fund the Subsidiary as committed, alleged conflicts of interest, allegedly delayed and incomplete public disclosure regarding the loss of control over the Subsidiary, and alleged financial irregularities in the Subsidiary’s books. The Subsidiary is currently in liquidation pursuant to an order issued on February 22, 2026.

The petitioner seeks, among other relief: (i) court authorization to file a derivative claim on behalf of the Company against the Respondents; (ii) monetary compensation to the Company for the alleged destruction of the value of the Subsidiary, estimated at approximately NIS 100 million for court-fee purposes; (iii) disgorgement of any improperly obtained benefits; (iv) appointment of a forensic accountant to examine the Company’s and the Subsidiary’s books; and (v) costs and attorneys’ fees.

The Company believes that the Motion is meritless and intends to fully respond in accordance with the court’s schedule.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this Report include, but are not limited to, statements regarding the Company’s intentions with respect to responding to the Motion, the Company’s review and evaluation of the claims set forth in the Motion, the potential outcome and timing of proceedings relating to the Motion, and the Company’s views as to the merits of the claims asserted. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to: (i) whether the court will authorize the petitioner to file a derivative claim on behalf of the Company; (ii) the timing, scope, and outcome of proceedings relating to the Motion; (iii) whether the allegations set forth in the Motion will be substantiated; (iv) the Company’s ability to defend against the claims asserted; (v) potential monetary damages, costs, and expenses associated with the proceedings; (vi) the potential impact of the proceedings on the Company’s business, reputation, and financial condition; and (vii) risks related to the liquidation proceedings of the Subsidiary and the Company’s ability to recover any value therefrom. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

2